UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 1, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release  ANGLOGOLD ASHANTI ANNOUNCES PRICING OF EQUITY OFFERING
                                       (THE “OFFERING”)

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH IT
WOULD BE UNLAWFUL TO DO SO

ANGLOGOLD ASHANTI ANNOUNCES PRICING OF EQUITY OFFERING (THE “OFFERING”)
AngloGold Ashanti Limited (“AngloGold Ashanti”) announces that its offering of 7,624,162 AngloGold Ashanti ordinary shares ("ordinary shares") in the form of ordinary shares or AngloGold Ashanti American Depositary
Shares ("ADSs") has been priced at US$37.25 per ADS and ZAR288.32 per ordinary share. The price represents a discount of approximately 3% to the closing price on the New York Stock Exchange on 31 August 2009. The offering is scheduled to close on 8 September 2009. AngloGold Ashanti expects to receive proceeds of approximately US$284 million from the offering.

A final prospectus supplement for the offering will be filed with the U.S. Securities and Exchange Commission as soon as practicable. Copies of the final prospectus supplement and prospectus may be obtained from the offices of UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-
7275.

UBS acted as Sole Bookrunner for the offering.

Johannesburg
1 September 2009

Sole bookrunner and JSE Sponsor : UBS

UBS Limited is acting for AngloGold Ashanti and no-one else in connection with the Offering and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS
Limited nor for providing advice in connection with the Offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Offering described in this announcement will only be addressed to and directed at persons in member states of the
European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European
Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the
EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the offer will only be addressed to and directed at (1)
Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000
(Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2)
persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant
Persons"). The Shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. The Offering as described in this announcement will not be addressed to the public in South Africa (as defined in, and in accordance with the terms of, Chapter VI of the South African
Companies Act, 1973 (as amended)).

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities
Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of announced mergers and acquisitions transactions (including AngloGold’s proposed acquisition of a 50% indirect interest in Moto
Goldmines Limited); AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim",
"expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential"
or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2008, which was filed with the Securities and Exchange Commission on May 5, 2009 and
amended on May 6, 2009 and the prospectus supplement referenced above. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Contacts

Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+ 27 (0) 83 325 0757
afine@anglogoldAshanti.com
Sicelo Ntuli (Investors)
+27 (0) 11 637-6339
+27 (0) 71 608 0991
sntuli@anglogoldashanti.com
Stewart Bailey (Investors)                      +1 212 836 4303
+1 646 338 4337
sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 1, 2009
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary